08000379

January 21, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 007/2008**

  Subject: Notification of Memorandum of Understanding singed between Advanced Info Service Public Company Limited and TOT Corporation Public Company Limited

  Date: January 21, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. PongAmorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 21, 2008

AIS-CP 007/2008

21 January 2008

Subject: Notification of Memorandum of Understanding singed between Advanced Info Service Public Company Limited and TOT Corporation Public Company Limited

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to notify that today the Company and TOT Corporation Public Company Limited ("TOT") signed the Memorandum of Understanding (MOU) in which both companies initially agreed in principle to co-operate and support businesses of each other. Each company would maximize its current expertise and remain on its strong area. TOT would focus on wire network while the Company would focus on wireless network.

The co-operation features the idea of "Fixed Mobile Convergence (FMC)" to utilize existing networks more efficiently and to co-develop new products and services in response to the dynamic changes of technology and consumer lifestyles. The integration of wireline and wireless technologies is to provide greater benefits to consumers. From this co-operation, the Company and TOT aim to minimize the investment redundancy and co-utilize resources and facilities more efficiently.

This agreement shall not have any impact to cancel, revoke or override the existing contracts or agreements stipulated before the date of this MOU signed.

Currently, the Company and TOT are exploring possible opportunities of any future projects together. Shall there be any details or progress on such co-operation, the Company will disclose the detail to the SET immediately

END